SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-26430

         (Check one)

          X  Form 10-K and Form 10-KSB     ____ Form 11-K    ___ Form 20-F
         ---

         ___ Form 10-Q and Form 10-QSB     ____ Form N-SAR

         For period ended DECEMBER 31, 2003
                          ---------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   TARRANT APPAREL GROUP
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of  principal  executive  office  (STREET AND NUMBER)

                      3151 EAST WASHINGTON BLVD.
--------------------------------------------------------------------------------

City, state and zip code           LOS ANGELES, CALIFORNIA 90023
                         -------------------------------------------------------


                                    12b25-1

                                    PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |(a)      The reasons  described  in  reasonable  detail in Part III of
         |         this form could not be eliminated without unreasonable effort
         |         or expense;
         |
         |(b)      The subject annual  report,  semi-annual  report,  transition
         |         report on Form 10-K,  10-KSB,  20-F, 11 -K or Form N-SAR,  or
    [X]  |         portion  thereof will be filed on or before the 15th calendar
         |         day  following  the  prescribed  due  date;  or  the  subject
         |         quarterly report or transition  report on Form 10-Q,  10-QSB,
         |         or  portion  thereof  will be filed on of  before  the  fifth
         |         calendar day following the prescribed due date; and
         |
         |(c)      The accountant's  statement or other exhibit required by Rule
         |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-K, for the quarterly period ended December 31, 2003, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          PATRICK CHOW                 (323)                      780-8250
-------------------------------------------------------------------------------
            (Name)                  (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-2

                              TARRANT APPAREL GROUP
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   MARCH 30, 2004      By   /S/ PATRICK CHOW
      ---------------         -----------------------------------------
                               Name:  Patrick Chow
                               Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


                                    12b25-3

PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant's net sales were $320.4 million in the fiscal year ended December 31, 2003, versus $347.4 million in fiscal 2002. The Registrant's net loss was $35.9 million, or $1.97 per share, for the fiscal year ended December 31, 2003, compared to a net loss of $6.1 million, or $0.38 per share, for the prior year. The loss in 2003 includes a special inventory write-down of approximately $11 million and a special goodwill write-down of approximately $22 million in the second quarter of 2003 in connection with the restructuring of the Registrant's Mexican operations. In 2002, net loss included the effect of the write-off of $4.9 million of goodwill related to the adoption of FASB 142 and the $1.3 million litigation reserve.


                                    12b25-4